RICHARDSON
& ASSOCIATES
ATTORNEYS AT LAW
--------------------------------------------------------------------------------

                                December 3, 2009


VIA FACSIMILE & EDGAR
---------------------
(703) 813-6986

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:    Larry Spirgel, Assistant Director
         Mail Stop 3720

RE:      MACHINETALKER, INC.
         FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
         FILED JULY 15, 2009
         FORM 10-Q FOR THE QUARTERLY PERIODS ENDED MARCH 31, 2009 AND JUNE 30, 2009
         FILED SEPTEMBER 10, 2009 AND SEPTEMBER 24, 2009
         FILE NO. 000-49805
         -----------------------------------------------------------------------

Dear Mr. Spirgel:

         We have received your comment letter addressed to Roland Bryan, Chief Executive Officer of MachineTalker, Inc. (the "Company"), dated November 16, 2009, relating to the above referenced reports filed by the Company. Enclosed with this letter is a copy of our amended Report on Form 10-KA for the fiscal year ended December 31, 2008, our amended Report on Form 10-QA for the fiscal quarter ended March 31, 2009, and our amended Report on Form 10-QA for the fiscal quarter ended June 30, 2009, which are concurrently being filed with the Securities and Exchange Commission. The following are responses to your comments on the above referenced reports:

         (I)      Form 10-K for the Fiscal  Year Ended  December  31,  2008
                  Item 9A(T). Controls and Procedures, Page 36.
                  Evaluation of Disclosure Controls and Procedures, Page 36.

                  --------------------------------------------------------------

                  1. The Company has replaced "disclosure controls and procedure: in the second paragraph under Management's Annual Report on Internal Control over Financial
                           Reporting with "internal control of financial reporting" in accordance with your comment.

         (II)     Form 10-K for the Fiscal  Year Ended  December  31,  2008
                  Item 9A(T) Controls and Procedures, page 36
                  Form 10-Q for the Quarterly Period Ended March 31, 2009 Form 10-Q for the Quarterly Period Ended June 30, 2009
                  Item 4T Controls and Procedures

                  --------------------------------------------------------------




     1453 THIRD STREET PROMENADE, SUITE 315, SANTA MONICA, CALIFORNIA 90401
               TELEPHONE (310) 393-9992 FACSIMILE (310) 393-2004

United States Securities and Exchange Commission
Attn:    Larry Spirgel, Assistant Director
December 3, 2009
Page 2 of 2


                  2. The Company has amended its Reports on Form 10-QA for the fiscal quarter ended March 31, 2009, Form 10-QA for the fiscal quarter ended June 30, 2009, and Form 10-KA for the fiscal year ended December 31, 2008, to indicate in Item 4T, Item 4T and Item 9T, respectively, that management has concluded that the Company's disclosure controls and procedures were not effective for the periods covered by those reports because the reports were not filed within the time periods specified in the Commission's rules and forms.

         Please direct any additional correspondence that you may have to the undersigned.



                                            Very truly yours,

                                            /s/ Richardson & Associates

                                            Richardson & Associates
                                            Mark J. Richardson




Cc:  Roland Bryan, Chief Executive Officer





















     1453 THIRD STREET PROMENADE, SUITE 315, SANTA MONICA, CALIFORNIA 90401
               TELEPHONE (310) 393-9992 FACSIMILE (310) 393-2004

                               MACHINETALKER, INC.
                              513 DE LA VINA STREET
                         SANTA BARBARA, CALIFORNIA 93101
                            TELEPHONE: (805) 957-1680
                            FACSIMILE: (805) 957-1740

--------------------------------------------------------------------------------

                                December 3, 2009


VIA FACSIMILE & EDGAR
---------------------
(703) 813-6986

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:     Larry Spirgel

         RE:      MACHINETALKER, INC.
                  Form 10-K for the Fiscal  Year Ended  December  31, 2008
                  Filed July 15, 2009
                  Form 10-Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009
                  Filed September 10, 2009 and September 24, 2009
                  File No. 000-49805
                  --------------------------------------------------------------

Dear Mr. Spirgel:

         In connection with responding to your letter to us dated November 16, 2009, we (the "Company") acknowledge the following:

         1. We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission ("SEC").

         2. We acknowledge that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Company's filings.

         3. We acknowledge that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         Please direct any additional correspondence that you may have to the undersigned.


                                     Very truly yours,


                                     /s/ Roland Bryan
                                     Roland Bryan, Chief Executive Officer of
                                     MachineTalker, Inc.

                                   FORM 10-KA

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 [X] ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended: December 31, 2008


                        COMMISSION FILE NUMBER 000-49805

                               MACHINETALKER, INC.
                         ------------------------------
             (Exact name of registrant as specified in its charter)


            DELAWARE                                 01-05922991
     ----------------------               ----------------------------------
    (State of Incorporation)             (I.R.S. Employer Identification No.)


             513 DE LA VINA STREET, SANTA BARBARA, CALIFORNIA 93101
             ------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

                                 (805) 957-1680
                                 --------------
               Registrant's telephone number, including area code

           SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:


                                                  NAME OF EACH EXCHANGE ON
           TITLE OF EACH CLASS                        WHICH REGISTERED
          ---------------------                   ------------------------
               COMMON STOCK                                  OTC


         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                                                                  Yes |_| No |X|

         Indicate by check mark if the registrant is not required to filed reports pursuant to Section 13 or Section 15(d) of the Act.
                                                                  Yes |_| No |X|

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                                  Yes |X| No |_|

         Indicate by check mark if disclosure of delinquent  filers  pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
                                                                             |X|

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer        [___]          Accelerated filer           [___]
Non-accelerated filer          [___]          Smaller reporting company   [_X_]
(Do not check if a smaller
 reporting company)

         Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
                                                                  Yes |_| No |X|

         The aggregate market value of voting stock held by non-affiliates of the registrant was approximately $1,025,725 as of March 31, 2009 (computed by reference to the last sale price of a share of the registrant's Common Stock on that date as reported by OTC Bulletin Board).

         There were 181,976,793 shares outstanding of the registrant's Common Stock as of May 31, 2009.

                                TABLE OF CONTENTS

PART II

ITEM 9A(T)        Controls and Procedures                                2

SIGNATURES                                                               4

ITEM 9A(T). CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

         Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by MachineTalker is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. The Company's Chief Executive Officer and Chief Financial Officer is responsible for establishing and maintaining controls and procedures for the Company.

         Management has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2008 (under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer) pursuant to Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended. As part of such evaluation, management considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer has concluded that the disclosure controls and procedures were not effective as of December 31, 2008 because the Company was late in making the filing of its annual report on Form 10-K for the fiscal year ending December 31, 2008.

         The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

     o pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

     o provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

     o provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

         The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to change in conditions, or the degree of compliance with the policies or procedures may deteriorate.

         Under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in internal control-integrated framework. Based on this evaluation, the Company's Chairman, Chief Executive Officer, and Chief Financial Officer has concluded that the internal control over financial reporting is effective.

AUDITOR'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

         This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

         There have been no changes in the Company's internal control over financial reporting that occurred during the Company's fiscal year that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Prior to the fourth quarter, MachineTalker completed procedures to achieve Sarbanes-Oxley 404 compliance, which were tested during and since the fourth quarter.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

         The Company's management does not expect that its disclosure controls or its internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

                                   SIGNATURES


         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 3, 2009             MACHINETALKER, INC.


                                    By:  /s/ Roland Bryan
                                          --------------------------------------
                                    Roland Bryan,  Chairman of the Board,  Chief
                                    Executive  Officer,   President   (Principal
                                    Executive  Officer),   and  Chief  Financial
                                    Officer (Chief Accounting Officer)

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


By:  /s/ Roland Bryan                                    Dated: December 3, 2009
    -----------------------------------------------------
    Roland Bryan, Chairman of the Board, Chief Executive
    Officer, President (Principal Executive Officer), and
    Chief Financial Officer (Chief Accounting Officer)


By:  /s/ Mark J. Richardson                              Dated: December 3, 2009
     ----------------------------------------------------
    Mark J. Richardson, Director

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-QA
(Mark One)

[ X ] QUARTERLY REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For Quarterly Period Ended March 31, 2009

                                       or

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from _______________ to ______________

Commission File Number 000-49805

                               MACHINETALKER, INC.
                   ------------------------------------------
                       (Name of registrant in its charter)

              DELAWARE                                01-05922991
              --------                                -----------
   (State or other jurisdiction of         (I.R.S. Employer Identification No.)
    incorporation or organization)

             513 DE LA VINA STREET, SANTA BARBARA, CALIFORNIA 93101
  ---------------------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

                    Issuer's telephone Number: (805) 957-1680


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          Yes[__]                                        No[_X_]

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer        [___]          Accelerated filer            [___]
Non-accelerated filer          [___]          Smaller reporting company    [_X_]
(Do not check if a smaller
 reporting company)

         Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                             Yes[__]                                     No[_X_]

         Indicate the number of shares outstanding of each of the issuer's classes of common stock as of the latest practicable date.

         The number of shares of registrant's common stock outstanding as of September 1, 2009 was 181,976,793.

                                TABLE OF CONTENTS

ITEM 4T.  CONTROLS AND PROCEDURES                                            2
PART II - OTHER INFORMATION
SIGNATURES                                                                   3

ITEM 4T. CONTROLS AND PROCEDURES.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

         We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

         Our management, under the direction of our Chief Executive Officer and Principal Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such terms are defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of March 31, 2009. As part of such evaluation, management considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation our management, including the Company's Chief Executive Officer and Principal Financial Officer, has concluded that the Company's disclosure controls and procedures were not effective as of March 31, 2009 because the Company was late in filing the original Quarterly Report on Form 10-Q for the Company's fiscal quarter ended March 31, 2009.

INTERNAL CONTROL OVER FINANCIAL REPORTING

         The Company's Chief Executive Officer and Principal Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

         There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation of it that occurred during the quarter ended March 31, 2009 that materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    MACHINETALER, INC.


Dated: December 3, 2009             By:  /s/Roland F. Bryan
                                         ---------------------------------------
                                    Roland F.  Bryan,  Chairman of the Board and
                                    Chief Executive Officer (Principal Executive
                                    Officer)


Dated: December 3, 2009             By:  /s/Roland F. Bryan
                                         ---------------------------------------
                                    Roland F.  Bryan,  Chief  Financial  Officer
                                    (Principal Financial Officer)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-QA
(Mark One)

[ X ] QUARTERLY REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For Quarterly Period Ended June 30, 2009

                                       or

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from _______________ to ______________

Commission File Number:  000-49805


                               MACHINETALKER, INC.
                   ------------------------------------------
                       (Name of registrant in its charter)

              DELAWARE                                01-05922991
              --------                                -----------
   (State or other jurisdiction of         (I.R.S. Employer Identification No.)
    incorporation or organization)

             513 DE LA VINA STREET, SANTA BARBARA, CALIFORNIA 93101
  ---------------------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

                    Issuer's telephone Number: (805) 957-1680


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          Yes[__]                                       No[_X_]

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer          [___]     Accelerated filer             [___]
Non-accelerated filer            [___]     Smaller reporting company     [_X_]
(Do not check if a smaller
 reporting company)

         Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                          Yes[__]                                       No[_X_]

         Indicate the number of shares outstanding of each of the issuer's classes of common stock as of the latest practicable date.

The number of shares of registrant's common stock outstanding as of September 18, 2009 was 181,976,794.

                                TABLE OF CONTENTS

PART I - FINANCIAL INFORMATION
ITEM 4T. CONTROLS AND PROCEDURES                                              2

SIGNATURES                                                                    3

ITEM 4T. CONTROLS AND PROCEDURES.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

         We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

         Our management, under the direction of our Chief Executive Officer and Principal Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such terms are defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2009. As part of such evaluation, management considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation our management, including the Company's Chief Executive Officer and Principal Financial Officer, has concluded that the Company's disclosure controls and procedures were not effective as of June 30, 2009 because the Company was late in filing the original Quarterly Report on Form 10-Q for the Company's fiscal quarter ended June 30, 2009.

INTERNAL CONTROL OVER FINANCIAL REPORTING

         The Company's Chief Executive Officer and Principal Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

         There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation of it that occurred during the quarter ended June 30, 2009 that materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                  MACHINETALKER, INC.


Dated: December 3, 2009           By:  /s/Roland F. Bryan
                                    --------------------------------------------
                                    Roland F.  Bryan,  Chairman of the Board and
                                    Chief Executive Officer (Principal Executive
                                    Officer)


Dated: December 3, 2009           By:  /s/ROland F. Bryan
                                    --------------------------------------------
                                    Roland F.  Bryan,  Chief  Financial  Officer
                                    (Principal Financial Officer)